Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

November 12, 2020

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories announces the launch of Succinylcholine Chloride Injection USP, 200 mg/10 mL (20 mg/mL) in the U.S. Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy's Laboratories announces the launch of Succinylcholine Chloride
Injection USP, 200 mg/10 mL (20 mg/mL) in the U.S. Market

Hyderabad, India, November 12, 2020	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. November 12, 2020 - Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced the launch of Succinylcholine Chloride Injection USP, 200 mg/10 mL (20 mg/mL), Multiple-Dose Vials a therapeutic equivalent generic version of Quelicin® (Succinylcholine Chloride) Injection, 20 mg/mL, approved by the U.S. Food and Drug Administration (USFDA).

The Quelicin® brand and generic market had U.S. sales of approximately $74.8 million MAT for the most recent twelve months ending in September 2020 according to IQVIA Health*.

Dr. Reddy’s Succinylcholine Chloride Injection USP, 200 mg/10 mL (20 mg/mL), is available in multi-dose vials.

Please see full prescribing information including boxed warning.

https://www.drreddys.com/pi/succinylcholine-chloride.pdf

WARNING

RISK OF CARDIAC ARREST FROM HYPERKALEMIC RHABDOMYOLYSIS

There have been rare reports of acute rhabdomyolysis with hyperkalemia followed by ventricular dysrhythmias, cardiac arrest and death after the administration of succinylcholine to apparently healthy pediatric patients who were subsequently found to have undiagnosed skeletal muscle myopathy, most frequently Duchenne's muscular dystrophy.

This syndrome often presents as peaked T-waves and sudden cardiac arrest within minutes after the administration of the drug in healthy appearing pediatric patients (usually, but not exclusively, males, and most frequently 8 years of age or younger). There have also been reports in adolescents.

Therefore, when a healthy appearing infant or child develops cardiac arrest soon after administration of succinylcholine, not felt to be due to inadequate ventilation, oxygenation or anesthetic overdose, immediate treatment for hyperkalemia should be instituted. This should include administration of intravenous calcium, bicarbonate, and glucose with insulin, with hyperventilation. Due to the abrupt onset of this syndrome, routine resuscitative measures are likely to be unsuccessful. However, extraordinary and prolonged resuscitative efforts have resulted in successful resuscitation in some reported cases. In addition, in the presence of signs of malignant hyperthermia, appropriate treatment should be instituted concurrently.

Since there may be no signs or symptoms to alert the practitioner to which patients are at risk, it is recommended that the use of succinylcholine in pediatric patients should be reserved for emergency intubation or instances where immediate securing of the airway is necessary, e.g., laryngospasm, difficult airway, full stomach, or for intramuscular use when a suitable vein is inaccessible (see PRECAUTIONS: Pediatric Use and DOSAGE AND ADMINISTRATION).

Quelicin® is a trademark of Hospira, Inc *IQVIA Retail and Non-Retail MAT September 2020 RDY-0820-308

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”